September 5, 2024

CORRESPONDENCE FILING VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Disclosure Review Program
100 F Street, N.E.
Washington, D.C. 20549

Attention:    Aliya Ishmukhamedova
        Laura Nicholson
Re:    Park-Ohio Holdings Corp.
Definitive Proxy Statement on Schedule 14A
Filed April 17, 2024
File No. 000-03134
Ladies and Gentlemen:
Park-Ohio Holdings Corp., an Ohio corporation (the “Company,” “we” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 3, 2024, with respect to the Company’s definitive proxy statement on Schedule 14A (“Proxy Statement”), filed April 17, 2024.
Below are the Company’s responses. For the convenience of the Staff, the Company has repeated the Staff’s comment before the corresponding response.
Definitive Proxy Statement on Schedule 14A
Pay Versus Performance Table, page 28
1.We note that you have included net income (loss) attributable to shareholders in column (h) of your pay versus performance table in lieu of net income as required by Item 402(v)(2)(v) of Regulation S-K. Please include net income (loss), as reported in your audited GAAP financial statements, in column (h) for all years covered by the table. Refer to Regulation S-K Compliance and Disclosure Interpretation 128D.08. Please note that you may voluntarily provide supplemental measures of net income or financial

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
September 5, 2024
Page -2-

performance, so long as any additional disclosure is “clearly identified as supplemental, not misleading, and not presented with greater prominence than the required disclosure. ”See Pay Versus Performance, Release No. 34-95607 (August 25, 2022) [87 FR 55134 (September 8, 2022)] at Section II.F.3.
Response:
In future filings, we will include net income (loss) in column (h) of our pay versus performance table, as required by Item 402(v)(2)(v) of Regulation S-K.

2.Refer to the reconciliation tables in footnote 2 in your pay versus performance table. It is unclear what amounts are reflected in the row titled “year-over-year change in fair value of equity awards granted in prior years that vested in the covered year.” Specifically, equity awards granted in prior years that vest during the relevant year should be valued as the difference between the fair value as of the end of the prior fiscal year and the vesting date, not the “year-over-year” change in value. Please ensure that your table descriptions reflect the amounts used to calculate compensation actually paid. Refer to Item 402(v)(2)(iii)(C)(1)(iv) of Regulation S-K.
Response:
We confirm that the equity awards granted in prior years are valued as the difference between the fair value as of the end of the prior fiscal year and the vesting date. In future filings, we will ensure that our table descriptions reflect accurately the amounts used to calculate compensation actually paid in accordance with Item 402(v)(2)(iii)(C)(1)(iv) of Regulation S-K.
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If you have any questions regarding these matters, please do not hesitate to contact me at 440.947.2200.
Very truly yours,
/s/ Matthew Crawford
Matthew Crawford
Chairman, Chief Executive Officer and President